Mail Stop 3561

February 4, 2009

Mr. Joseph Rozelle
Chief Financial Officer
Ruby Growth Corporation
c/o Nautilus Global Partners
700 Gemini, Suite 100
Houston, TX 77056

  Re: Ruby Growth Corporation
    Form 10-K for Fiscal Year Ended
    December 31, 2007
    Filed April 21, 2008
    File No. 000-52135

Dear Mr. Rozelle:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Tia Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Health Care Services